Filed by: PDC Energy, Inc.

(Commission File No.: 001-37419)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SRC Energy Inc.

(Commission File No.: 001-35245)

Date: August 26, 2019

On August 26, 2019, PDC Energy, Inc. (“PDC”) and SRC Energy Inc. (“SRC”) held a conference call regarding the proposed merger (the “merger”) pursuant to the agreement and plan of merger, dated August 25, 2019, by and between PDC and SRC. A copy of the transcript from this conference call follows.

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PRELIMINARY

AUGUST 26, 2019 / 12:00PM, PDCE - PDC Energy, Inc., SRC Energy Inc. - M&A Call

CORPORATE PARTICIPANTS

Barton R. Brookman PDC Energy, Inc. - CEO, President & Director

Lance A. Lauck PDC Energy, Inc. - EVP of Corporate Development & Strategy

Lynn Alan Peterson SRC Energy Inc. - President, CEO & Chairman

Michael G. Edwards PDC Energy, Inc. - Senior Director of IR

R. Scott Meyers PDC Energy, Inc. - Senior VP & CFO

Scott J. Reasoner PDC Energy, Inc. - Senior VP & COO

CONFERENCE CALL PARTICIPANTS

Asit Kumar Sen BofA Merrill Lynch, Research Division - Research Analyst

Gabriel J. Daoud Cowen and Company, LLC, Research Division - Senior Analyst

Irene Olyin Haas Imperial Capital, LLC, Research Division - MD & Senior Research Analyst

Jeoffrey Restituto Lambujon Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Exploration and Production Research

Joseph David Allman Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Michael Dugan Kelly Seaport Global Securities LLC, Research Division - MD and Head of Exploration & Production Research

Michael James McAllister MUFG Securities Americas Inc., Research Division - Research Analyst

Wei Jiang Crédit Suisse AG, Research Division - Research Analyst

Welles Westfeldt Fitzpatrick SunTrust Robinson Humphrey, Inc., Research Division - Analyst

PRESENTATION

Operator

Good morning, and welcome to the PDC Energy and SRC Energy Joint Investor Call. (Operator Instructions) As a reminder, this conference will be recorded. At this point, I’d like to turn the call over to PDC Energy’s Senior Director of Investor Relations, Mike Edwards.

Michael G. Edwards - PDC Energy, Inc. - Senior Director of IR

Good morning, everyone, and welcome. Earlier this morning, we issued a press release wherein we announced this call to discuss the merger of PDC Energy with SRC Energy. On the call this morning from PDC we have Bart Brookman, President and CEO; Lance Lauck, Executive Vice President; Scott Reasoner, Chief Operating Officer; Scott Meyers, Chief Financial Officer. Also on the call is Lynn Peterson, President, CEO and Chairman of SRC Energy.

We’ve also posted a slide presentation of the company’s discussion today. Both the press release and the presentation are available on the Investor Relations page of our website, pdce.com.

I’d like to call your attention to our forward-looking statements on Slide 2 of that presentation. These communications do not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, PDC will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement prospectus regarding the proposed transaction.  This joint proxy statement/prospectus when filed, and other documents filed by PDC and SRC, with the Securities and Exchange Commission may be obtained free of charge at each company’s website or at the SEC’s website which is sec.gov. We have approximately 30 to 35 minutes prepared remarks and then we will have balance of the hour for Q&A.

With that, let’s get started and I’ll turn the call over to our CEO, Bart Brookman.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Thank you, Mike. Welcome, everyone, and thank you for joining us today. Let me start by thanking the efforts of the PDC team, as well as Lynn Peterson and the SRC management team. Today, I’m excited to announce the combination of PDC and SRC Energy through all-stock transaction. This merger will create a premier mid-cap operator with the size, scale and financial strength to deliver significant value to our shareholders. Together, PDC and SRC will be a leading Colorado company and producer with a strong operating presence in West Texas.

Over the past few quarters, we have shared details on our strategic priorities, operating plan and our vision for PDC’s future. Adding SRC’s complementary, contiguous and high-quality assets in the Core Wattenberg field is a natural next step in executing this strategy.

As you can see on Slide 4, this combination immediately expands PDC’s operating scale in the Core Wattenberg, providing significant synergies and enhancing our ability to generate significant free cash flow. SRC’s strong assets, 100% in Weld County, Colorado are a natural fit for existing inventory and complement our track record of operational excellence. With an even more competitive cost structure, financial flexibility and sustainable free cash flow, we are well positioned to execute on the enhanced opportunities this combination presents for all our stakeholders.

Turning to Slide 5, let me provide an overview of the combination. We will be acquiring SRC in an all-stock transaction valued at $1.7 billion, including the assumption of SRC’s net debt. SRC’s shareholders will receive a fixed exchange ratio of 0.158 PDC common shares for each share of SRC common stock they own. The structure of this transaction is also critical to the go-forward company. The all-equity consideration will enable us to maintain our financial strength and balance sheet flexibility, facilitating the return of capital to our shareholders and position us to capitalize on growth opportunities. The combined company will remain headquartered in Denver and will be led by the current PDC management team. We are committed to being multi-basin company, 2 premier basins, Wattenberg and Delaware, with 2 core acreage positions. The company’s Board will consist of 9 members, with 2 directors from SRC. We expect the transaction to close in the fourth quarter of 2019, subject to customary closing conditions and regulatory approvals, including the approval by both PDC and SRC shareholders.

Moving on to Slide 6. I’d like to give more detail on how this directly fits into the long-term priorities that we previously discussed. Through this combination, we expect to generate significant sustainable free cash flow. We are projecting approximately $800 million of free cash flow from the second half of 2019 through 2021. This free cash flow will allow us to build upon our commitment to returning capital to shareholders while strengthening our balance sheet. We announced today that we will increase our share repurchase program in conjunction with this transaction. The company’s financial and operational discipline will remain a key focus, and the combined company will be an industry leader with expected G&A per Boe and Loe per Boe combined below $5 in the year 2020.

This will be achieved through attainable G&A synergies that we have identified and we will discuss in more detail later on the call. We expect to generate industry-leading return on capital on our de-risked Core Wattenberg locations and the transaction will be accretive to several key financial metrics, including free cash flow margin, which we expect to be greater than 20% in the year 2020. The transaction serves as the catalyst to accelerate execution of our strategic priorities, driving solid growth and positioning PDC for long-term success. In short, this transaction fits squarely into the strategy we have set out to create value for our shareholders.

Now on Slide 7, PDC will be the second largest DJ Basin producer and a leader in Colorado, focused on our social licensed operator. On a pro forma basis, with the addition of SRC’s assets, PDC will have approximately 182,000 consolidated Core Wattenberg net acres. Approximately 100% of that acreage will be located in Weld County, which has been very supportive of our industry. Our consolidated footprint will enable an efficient, clearly communicated long-term development plan with focus on minimizing surface usage through execution of longer laterals. Importantly, this transaction unites 2 companies that have long-standing positive regulatory and community relationships in Colorado. We will continue this investment in our community-focused programs while we actively engage with the local communities, regulators and elected officials to safely and responsibly develop our combined position. And this commitment extends beyond how we operate within PDC. We are proud to be an outward looking organization with a company-wide focus on volunteerism, charitable contributions focused on Weld County, Denver and the communities of West Texas. We look forward to working with SRC to safely and responsibly execute our shared vision, long-term strategy and we are confident in our ability to drive tremendous value in this new E&P paradigm.

Now with that, I’d like to turn the call over to Lance to discuss the pro forma company in more detail.

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Thanks, Bart. Turning now to Slide 9, regarding the pro forma company. As Bart mentioned, the combined company will have the high-quality assets, financial strength and sustainable free cash flow to be able to return significant capital to shareholders and capitalize on additional growth opportunities. With enhanced size and scale from our focused positions within the premier DJ and Delaware Basins, we have year-end 2018 SEC proved reserves of approximately 850 million BOE. We also expect to exit 2019 producing approximately 200,000 BOE per day, along with an over a decade of drilling based upon our 5 rig pro forma pace.

Let me provide some additional comments about how this transaction materially enhances our Wattenberg position. Our combined 182,000 net acres is 100% located in our core focus area of Wattenberg and is essentially 100% located in Weld County, Colorado. The combined company will have approximately 80% of our acreage in rural areas and remaining 20% within Weld County municipal boundaries where we will continue to engage with local communities, regulators and elected officials and where we’re committed to ongoing investment in community-focused programs. This substantial consolidated acreage position will enable the combined company to pursue future capital and operational efficiencies. Our combined year-end ‘18 Wattenberg inventory equates to greater than 10 years of inventory life assuming our 3 rig pace. These wells are extremely efficient, long laterals with an average lateral length of 8,400 feet. In addition, we project to have over 200 drilled uncompleted wells exiting 2019.

Finally, we plan to test and analyze development spacing more closely aligned with SRC’s current operations in certain areas of the field, which if successful, could lead to additional upside from an inventory life perspective.

As previously highlighted, 2Q ‘19 Wattenberg production combined is 166,000 BOE per day and will make the combined company the second largest producer in the DJ Basin. We expect having larger scale will also improve our working relationships with service companies and midstream providers in the Basin. We’ve achieved success in the DJ Basin to date as a best-in-class operator. Our Wattenberg position will continue to serve as a highly efficient cash flow generator with repeatable low-risk inventory for reinvestment. We also remain committed to developing our core Delaware Basin acreage position as well. With year-end ‘18 SEC proved reserves of approximately 120 million barrels of equivalent, second quarter production of over 31,000 BOE per day and approximately 36,000 net acres, almost entirely in core areas of Reeves County, we believe we have a solid platform for future growth with over a decade at the 2 rig pace. We continue to build on our solid operational foundation in Delaware and believe our continued improvements to capital efficiency and operating cost will position us for significant long-term value-added growth from this prolific basin. We’re confident our combined company with a multi-basin focus will be well-positioned to deliver superior shareholder returns.

This next slide lists some of the key strategic rationale behind this combination, some of which Bart discussed earlier. While there is a compelling transaction for a number of reasons, I want to call your attention to just a few key points. The enhanced financial and operating scale provided by this transaction will allow us to deliver leading free cash flow generation. Returning capital to shareholders remains one of our top priorities and we expect this transaction will provide the financial flexibility, significant free cash flow growth, capital efficiency and strength to balance sheet to do just that. Of our projected $800 million of free cash flow generated from the second half of ‘19 to year-end ‘21, we expect to return approximately 50% to shareholders through our increased share repurchase plan. We expect that this transaction will deliver a highly efficient peer-leading cost structure. We also expect that the significant corporate synergies from this combination will be an important competitive advantage.

Finally, we look forward to continuing our ongoing work alongside our key stakeholders, which includes our communities, government officials and industry service providers to safely and responsibly develop our resources.

When we look at the financial strength of the combined company relative to our peers, as illustrated on Slide 11, the economic benefits of enhanced scale and size are clear. The pro forma company is projected to deliver approximately $1.6 billion in 2020 estimated EBITDAX. This positions the pro forma company in a new league alongside that of Cimarex, Parsley and WPX.

From the balance sheet perspective, we projected leverage ratio of approximately 1.0x at year-end 2020. This places the combined entity as best-in-class for the peer group and approximately 50% below the medium leverage ratio of the peer group. We believe we are well positioned to achieve this goal. Additionally, we believe this financial profile represents a key differentiator, an important part of the value proposition for shareholders of the combined company.

In terms of free cash flow, we anticipate pro forma free cash flow of approximately $800 million from the second half of ‘19 through 2021 based on $55 oil and $2.70 gas. Because we expect to be able to generate such strong free cash flows, we are able to enhance our return of capital to shareholders, which we’ve committed to by increasing our share repurchase authorization in conjunction with the transaction announcement. We have increased our existing share repurchase program from $200 to $525 million and extended our target completion date to year-end 2021. This enhanced share buyback program implies approximately 20% of the current pro forma market cap of approximately $2.6 billion. With $125 million of the program previously completed, the remaining capital expected to be returned to shareholders will be $400 million. Again, the company plans to utilize approximately 50% of the anticipated free cash flow during the period to complete the remaining $400 million purchase program. As you can see from the free cash flow peer chart below, we project to deliver approximately $275 million in free cash flow in 2020, peer leading levels and well above the peer median of $24 million.

If you now look at the chart on the right, we project to deliver superior free cash flow yields of approximately 11% in 2020. Not only compared to our direct peers at 2%, but also the S&P E&P Index median which includes 12 of the top-tier large-scale operators in our industry. Additionally, and importantly, we project that the combined company has a 2020 free cash flow yield of nearly 2x the median of the S&P 500.

With the strength of our assets and our focus on delivering sustainable free cash flow from the combined entity, we believe we are well positioned to deliver a strong free cash flow yield investment case. We believe this projected free cash flow yield metric as well as other key financial metrics generated from the combined company, makes PDC an attractive investment opportunity for many different types of investors.

Now turning to Slide 13. We expect to have a pro forma best-in-class cost structure from both G&A and LOE per BOE perspective. This builds upon the progress that stand-alone PDC and SRC have each achieved. Our enhanced cost structure will be driven by the significant and achievable G&A synergies that we project will deliver $300 million in net present value as a part of this transaction. This G&A synergy is derived through organizational and system optimization and the elimination of corporate redundancies, especially given the scale and efficiencies of our overlapping Wattenberg positions.

For 2020, we project G&A savings of $40 million leading to a G&A of $2 per BOE. In the chart below, you’ll see that this places pro forma PDC as best-in-class in the peer group or over 30% below the peer group median. Additionally, upon completion of the integration period, we anticipate a further reduction of $10 million in G&A cost in 2021.

We also project to deliver a very cost-effective corporate LOE for 2020 of just around $2.80 per BOE or about 45% below the median LOE per BOE.

Overall, we expect our pro forma cash margins per BOE to increase following the completion of the transaction as we expect to benefit from G&A synergies, a slightly oilier production mix and slightly improved LOE per BOE. We have already established an integration leadership team that is developing our overall integration plan. We are focused on designing a clear integration plan, which will incorporate key leaders from both organizations to ensure our successful implementation. Our team is focused and dedicated to achieving these targets as well as achieving the smooth transition process for all our stakeholders. At its core, this deal is about value enhancement and the opportunities to advance our strategy and drive profitable growth. We look forward to working with the SRC team to achieve these objectives.

On Slide 14, you can see the combined company’s position relative to some of the key third-party midstream assets in the Core Wattenberg. Upon completion of the combination, DCP midstream will be the largest third-party midstream provider for the company. We’re very encouraged that they are in the midst of a nearly 50% expansion of their processing and bypass infrastructure within the DJ Basin, with a targeted completion date of summer of 2020. The table on the slide shows their expected time line for infrastructure expansion, including Plant II final level processing and bypass, as well as the recently announced Latham II processing agreement with WES. We’re currently working closely with DCP as the executor on these timely expansions in order to reduce line pressures and accommodate future growth from the Basin. We also have a meaningful volumes that are processed by Aka offloaded to other midstream providers within the Basin. Also listed on this slide are upcoming takeaway expansions out of the DJ Basin. NGL expansion projects totaling 190,000 barrels per day are in various stages of development with planned startup in the fourth quarter of 2019. From a residue gas standpoint, we project Cheyenne Connector will be in service in late first quarter 2020, capable of delivering an incremental 600 million a day out of the Basin. We anticipate that there could be some minor limitations to DCP’s total system capacity until Cheyenne Connector is in service, however, DCP is working diligently and successfully to eliminate these potential minor limitations.

Following this transaction, the pro forma company will represent 40% to 50% of DCP’s system capacity, which will make our relationship with DCP even more important to both PDC and DCP. Given our complementary and contiguous assets in the Basin, we anticipate that 95% of our oil will be transported via pipeline, which will not only benefit margins but also the environment and our communities by eliminating trucking.

Finally, on Slide 15, let me restate the key drivers for this combination. It delivers strong free cash flow, additional shareholder returns and growth at a reasonable pace. Our pro forma outlook for 2020 includes investing between $1.2 and $1.4 billion to operate 3 Wattenberg rigs and 2 Delaware rigs. Additionally, we plan to run 2 full-time Wattenberg completion crews and in crew for most of the year in Delaware. We anticipate that ending 2020 — we’ll end 2020 with approximately 125 DUCs in Wattenberg and about 25 DUCs in Delaware. Our 2020 plan projects free cash flow of about $275 million and production between the 200,000 BOE and 220,000 BOE per day. Our long-term development plan targets a solid long-term growth rate of 5% to 10% as we focus on our top priority, significant free cash flow generation. The graph to the right provides a break out by year of our projected free cash flow outlook that totals $800 million, again assuming $55 oil and $2.70 gas.

We will continue to focus on margins as they are key delivering value in multiple price environments. We expect this combination to deliver a low cost structure with a combined G&A and LOE of less than $5 per BOE. We are very excited about this combination and what it means for all of our stakeholders and our future. We look forward to working with SRC to deliver on our shared objectives.

With that, let me turn the call over to Lynn Peterson for comments on the strategic combination from SRC’s perspective.

Lynn Alan Peterson - SRC Energy Inc. - President, CEO & Chairman

Good morning, everyone. Let me begin, first and foremost, by thanking our staff for all their dedication and hard work over a few short years that have culminated in the transaction announced today. Additionally, I’d like to thank our Board of Directors for believing in us and supporting our team along the way. These transactions are difficult, where you deal not only with valuations but also taking into account the human impact. Bart and I are committed to working towards building a team that combines the strengths from both organizations. Recognizing that both companies bring similar attributes, including our core values of safety and community, this combination has very clear alignment. We have listened to our investors and I believe that we have this morning checks nearly every box with regard to the new E&P paradigm. The combined entity’s creation of sustainable cash flow that can be returned to shareholders is nearly unrivaled in today’s public markets. While the size of our individual companies may vary, I personally look at this as a merger of 2 companies with equal and comparable assets in the DJ Basin that when combined makes us both stronger.

The Wattenberg continues to deliver some of the top economic returns of any Basin in the U.S. and this merger combination extends the multi-year inventory of core acreage. I would like to extend my appreciation to Bart and his team for working through this transaction as we dealt with a multitudes of outside market influences. To emphasize how this meeting started, I personally believe that this is the right deal at the right time with an outcome that should generate significant interest from our combined shareholder base.

With that, I’ll turn it back to Bart.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Thanks, Lynn. To summarize, this is a compelling transaction that will create a premier E&P company and a best-in-class operator with strong assets, both in the DJ Basin and in the Delaware Basin. The combination will allow us to generate significant free cash flow and better deliver on our commitment to returning capital to shareholders while maintaining an incredibly strong balance sheet. We will continue to deliver competitive margins, driven by our efficient peer-leading cost structure, and the company will be positioned as a Colorado energy champion with unwavering commitment to the health and safety of our employees as well as the communities and the environment which we live and operate. We look forward to working with SRC in achieving our shared objectives.

With that, operator, I will now turn it back to you for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Gabe Daoud of Cowen.

Gabriel J. Daoud - Cowen and Company, LLC, Research Division - Senior Analyst

Hey, good morning everyone and congrats on both sides. Maybe just starting with the rig cadence of into 2020. You talked about 3 rigs in the Wattenberg and 2 in the Delaware, is that still 1 on SRC acreage and then 2 regulatory PDC and is that how we should we think about cadence into 2021 and beyond, I guess? Is that the appropriate pace as you guys move forward?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes, when we look at 2020 that’s what we plan at this point. Obviously, we have not budgeted on either side yet. So that’s still to be determined somewhat, but that’s how we have it scheduled as for now. And the idea of running 1 on the SRC acreage, as Lance described, is high-quality acreage. We see that competing directly with the work that we’re doing today. So that feels like a good fit for now. I think with the obvious management of the permits as well, we have to say that’s pretty well firm for 2020. As you go out past that, then we’ll start to look at the variations that might take place where we might have we able to better optimize. But for now, that feels pretty good.

Gabriel J. Daoud - Cowen and Company, LLC, Research Division - Senior Analyst

Okay. Great. That’s helpful. And then, obviously, the free cash flow potential is pretty attractive here. I was just curious if you can maybe provide a sensitivity just given what my impressions are today and maybe, just remind us what your base case assumption is for NGL realizations for 2020?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Myers, do you want to jump on that?

R. Scott Meyers - PDC Energy, Inc. - Senior VP & CFO

Yeah, the for 2020 for oil for a combined company, a $5 change is probably about $100 million. I would say, in free cash flow when you factor in all of our hedging right now that is on a combined basis plus or minus. NGL realizations, I think, we’re actually coming up slightly in the low 20%, I would say low 20% range, 20%-25%.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

And Gabe, I just want to put a qualification that $100 million of movement in free cash flow on a $5 swing, again that’s an estimate. We don’t have that actually any in front of us.

Operator

And our next question comes from Welles Fitzpatrick from SunTrust.

Welles Westfeldt Fitzpatrick - SunTrust Robinson Humphrey, Inc., Research Division - Analyst

Congrats on getting the transaction done.

The combined savings was a little bit higher than at least what we had SRC’s G&A. The extra I think you have it at $10 million in the presentation. Can you talk a little bit to where that’s coming from and is it fair to assume that this is incremental to the 15% reduction in the PDC’s staffing that you guys talked about on the quarterly call?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes. So Welles, let me just try to help clarify. So we’re going to have — the reason why there is stair step between the 2 years is we’re going to have a transition, maybe a longer transition than one would necessarily expect is, remember we’re implementing our SAP system go live January 1, so to start that conversion — we can’t start that conversion until we after we go live. So we’re going to have a longer of a transition period. So that’s where you’re going to see the step down in G&A between 2020 and then going to where ultimately we think we can get in ‘21, which ends up from a base model of PDC in 2021, $5 million-ish above where we were internally projecting before the deal.

Welles Westfeldt Fitzpatrick - SunTrust Robinson Humphrey, Inc., Research Division - Analyst

Okay. Sorry — go ahead by.

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Just to clarify, yes. The synergies in G&A savings are from this point forward going through. We announced our on our call and then we have built these savings off of that.

Welles Westfeldt Fitzpatrick - SunTrust Robinson Humphrey, Inc., Research Division - Analyst

Okay. Okay perfect. And then you guys have a lot of DUCs but I mean exiting 2020 with 125 in the Wattenberg when presumably all Latham and Cheyenne and et cetera, will be on. Is that permit management under the current regime that you just kind you want to have stuff drilled or I mean by that level of DUCs, I guess, exiting 2020 well midstream should be relatively clear?

R. Scott Meyers - PDC Energy, Inc. - Senior VP & CFO

This is Scott. I think when you look at that you see can’t overall we’re going to be working that off somewhat going into the next year. But the idea of getting too close with the frac crews to the drilling rigs is something that we’ve been managing over the years. So there’s a backlog of DUCs that are always going to be in place so that we’re ahead of the drilling rigs and particularly when they are working in the same area you want to be away from both of them. So in our situation, I’m sure SRC has done the same thing. It becomes a challenge if you have fracs going on and end up with fluids coming into your existing wellbore. So we’re very careful about that and it’s part of the safety effort that we put in every day.

Welles Westfeldt Fitzpatrick - SunTrust Robinson Humphrey, Inc., Research Division - Analyst

Okay. Offsetting operations thing and maybe. Okay. That makes sense. And then just 1 last one from me. When you look at what you guys have before the deal, prairie and plains especially, which of those still kind of remains on the front burner and which might fall a little bit on the to-do list?

Scott J. Reasoner - PDC Energy, Inc. - Senior VP & COO

I would say that plains is still better economics for us and when you look at how that marries up with the SRC acreage, they directly abut that. And so we’re expecting similar economics that are gradational as you move north there to the more oily areas that’s in the So I would say as I spoke to earlier, the key here is for us to start looking at this is combined acreage and it will be — I’m sure that developmental take place obviously with the permitting process that’s already in place we have to live with much of that. But as we go along, I’m sure we’ll be able to combine our efforts and you can see from the map that it will be such that we really will be focusing in on some of those areas and have the best economics overall between the 2 companies.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Welles, in the northern part of their acreage they have done some really innovative things completion and spacing that we’re excited about and it’s one of the synergies that we feel like we can apply that to the prairie area. So I think, there’s a lot of upside as we do move north in the field with the rigs over the next several years.

Operator

And our next question comes from Irene Haas of Imperial Capital.

Irene Olyin Haas - Imperial Capital, LLC, Research Division - MD & Senior Research Analyst

My question has to do with the treatment of the SRC bonds. Do you have any need to retire these or it’s going to go on trading bonds? And also what are you going to do on that debt side since you have so much free cash flow even after the expanded share buyback program? That’s all I have.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Okay. So in the SRC notes, there is a change of control provision. However, we will not know if there is an exercise to that until after. We can do a deep dive into the shareholder account as of the record date, which can’t really be established until we get SEC clearance. So we’re not going to know that for a while. However, with that being said, if there was a change control and the bonds were put to us, we can absolutely live with that of revolver. If not, we believe we can live with those very easily with the governance or the provisions they have. So either way, we are very comfortable with the bonds and our credit combined credit facility going forward. As for what are we going to do with the free cash flow besides returning to shareholders, obviously, we’ll use that to pay down debt. We will have some on our revolver. We also don’t forget have our convertible bonds in 2021 $200 million. That come due. So for internal modeling purposes, you can assume that the other $400 million of free cash flow on the line of credit or against 2021 bonds in the future.

Operator

And our next question comes from Asit Sen of Bank of America Merrill Lynch.

Asit Kumar Sen - BofA Merrill Lynch, Research Division - Research Analyst

Lance, on Slide 15, the 2021 free cash flow of $325 million. What’s the assumed CapEx embedded in it? And can you talk about any early thoughts on rig count in Delaware and Wattenberg?

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Yes. So for 2021 we got a capital ranges just slightly in line with what we also have for 2020. It’s kind of a within that same range and perspective on that. And as far as the rig count, we do project there could be some incremental rigs added in 2021, but as part of that all combination of looking at what’s the appropriate rig count versus the number of completion crews that were running. So we got a tremendous ability here with this combined company to be able to manage the growth rate in the most capital effective way, whether it’s through DUC count reduction or through adding an additional rig as part of the growth plan. So we do project there will be some increases in rig pace in 2021, but we also need to make sure we manage that offsetting our focus on free cash flow.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

As Scott said earlier, we always are going to have some DUCs outstanding, but I think we can work down in 2021 that 125. But we really need a deep dive into our development plan, which we’re going to need both operational teams to sit down together, which obviously haven’t happened yet. So I think in 2021 you have that DUC count come down some, but to Lance’s point in late ‘21, we probably have to if we’re going to keep the 2 completion crews running, which we would fully expect in 2022 and beyond get another rig in the area in Wattenberg or else that will become an operational issue from a safety perspective. But I think the $1.2 billion to $1.4 billion range for 2020 and 2021 is a very comfortable zone to be modeling for today.

Asit Kumar Sen - BofA Merrill Lynch, Research Division - Research Analyst

Very helpful, Scott. Bart, the production growth production per share growth rate of greater than 10% or long-term you’ve highlighted 5% to 10%. Just philosophically why not a lower growth rate and return more cash to shareholders or vice versa? How are you thinking about balancing growth return in M&A also comes into the mix, how are you thinking about that?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Well, we spent half-hour on this one but I think, the 5% to 10% is a good appropriate level of growth for us right now. I don’t think we would rule out taking that number down depending on market conditions. I do believe the next couple years, that’s really locked in based on the DUCs — catching up on the DUCs next year, holding our rig pace steady at 3 in Wattenberg and 2 in Delaware and then as Lance said giving consideration deploying an extra rig in Wattenberg and in Delaware to maintain that growth. So I don’t think we’re absolutely locked into that. I think that’s how we built our models out. We will recognize depending on commodity prices. We can adjust our capital, adjust our rig pace. I would say we don’t want to take that growth rate down near 0 because there’s always risk at midstream constraints and things. To put the company on our production declining as things aren’t absolutely going right. So I think, probably holding at least around that 5% would be something we would be looking at. So as far as free cash flow, I think Scott outlined this well. We’re going to be focused on the balance sheet, continuing to strengthen the balance sheet. We’ve expanded our share repurchase program at the right price. We will be executing on that. And then and this is long-term. It’s very important. The next year, we will be focusing on the integration of the SRC assets. And that’s our first and foremost priority as we go through 2020. Then long-term depending on what the free cash flow models look like and what commodity prices are, we’ll have some opportunity to look at other things.

Operator

And our next question comes from Leo Mariani of KeyBanc.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Looking at that 2020 outlook, certainly understand that the budget is not set in stone yet. Obviously, you guys have tried to give prior 2020 outlook and SRC’s guidance out there for 2019 and their production. Sort of where to take the previous 2020 outlook for PDC and kind of of add in 2019 outlook on production of SRC kind of add those 2 together. I mean it looks like you guys might be slowing down a little bit on the growth in 2020. Is it kind of fair overall to say you guys are slowing down the production growth a little bit out of favor stock buybacks philosophically here as a result of the combined 2 companies?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes. I think when we look at this, one of the strategies obviously was deliver free cash flow and return of capital to shareholders. So that was a big part of it when you put the 2 companies together. We wanted to take the best part of both and really be able to return the capital.

So I think we lost you there for a second.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Nope.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

I’m sorry, I think we lost you there for a second. So let me repeat that. So when we put the companies together, we do we did want to make sure we ordered and paid really close attention to the free cash flow. We also wanted to make sure we were able to return capital to shareholders. And as larger company, we think the growth expectation also had declined. So when we look to model it, we have put in the 5% to 10% growth. One other thing is remember with line pressures improving, that could help some of the growth next year. So to say, yes, when you put the 2 companies together, I think you can expect a little bit less growth than what they would have been on a stand-alone basis and more free cash flow.

Leo Paul Mariani - KeyBanc Capital Markets Inc., Research Division - Analyst

Okay. That’s helpful. And I guess one thing that you guys obviously referenced in your prepared comments was some operational synergies. I think you guys mentioned longer laterals, better service terms, better midstream terms as well. When do you think you expect to see that as sort of roll into the numbers. Would that be more a 2021 benefit? Is there any way to high-level quantify that? Whether it’s $20 million or $50 million or wherever you might think?

Scott J. Reasoner - PDC Energy, Inc. - Senior VP & COO

This is Scott. I’ll start, and I think Lance may have a couple of comments when I finish. There is opportunity around this will be after discussions. We really need to fully engage with the SRC team to understand what we do similarly and what we do differently. But for instance, the simple one is, we have 2 offices up there we will be working through that effort here in the next several months trying to figure out how they’re going to transition to one. You get into the idea of route optimization and our guys will need a chance to work on that. That’s something that we keep doing as a team as we add horizontal wells and eliminate vertical wells. But that will become a much bigger project as we discuss this with the SRC team. You get things that they are doing that are different than us that we haven’t really completely jumped, all the way into yet, but they’ve done some good work with water on pipe. They use a sputter rig. Those kind of things we will be looking at relative to what we’ve been doing. That’s the type of thing that we really see coming over time. Obviously, the longer laterals that there is opportunity to explain some of these and the map shows that. We still haven’t completely embedded all that. At this point, we’ve got to see how the permits layout that type of thing. But that’s something that would come probably in that 2021 timeframe. And I think beyond that, I’m sure there are other places where we can optimize and it will just be a matter of getting together the 2 teams and sitting down and having those good discussions.

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

And Leo, we haven’t qualified any operational synergies as part of this combination. I think Scott has done a really good job of highlighting several things that the teams will be working there together over time. So hopefully able to achieve some of those over time, but we haven’t highlighted any of that in the combination today. What we’re looking at for synergies, it just relates to the G&A synergies that we’re projecting. And so to bring these 2 wonderful companies together we will look for opportunities there to ensure that we have the G&A synergies there. So that’s all we’re projecting as part of this combination.

Operator

And our next question comes from Mike Kelly of Seaport Global.

Michael Dugan Kelly - Seaport Global Securities LLC, Research Division - MD and Head of Exploration & Production Research

Bart, I think the strategic rationale combination makes all the sense in the world. However, I think the one element I’d love your comments on this the valuation front you get questions on it too. EBITDA is admittedly not the best metric in the world to look at SRC trades at a nice healthy premium PDC especially on 2020 metrics. So just kind of your thoughts how guys comfortable on the valuation dynamics in working out this deal?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes, and I can tell you the valuation was based on obviously both of us looking at our historical performance, our future cash flows and the fundamentals of any deal, which is the assets, the NAV of the assets, obviously drill pace and all of those factors go into play. So it was a fundamental evaluation ground up that we went in and worked diligently with on the negotiations to come up what we think was a fair ratio. Lance, do you want to jump in?

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Yes, Mike, good question. Want to continue with Bart’s theme on that. This is very much a ground up NAV analysis that we performed here. We compared the base PDC to the combined company and had the NAV accretion at $55 oil, $2.70 gas as our benchmark for this opportunity. So NAV per share accretion, substantial free cash flow per share accretion. And one of the key metrics that our financial teams have really been focusing more on is the cash return on capital invested metric and on that one accretive as well. So to all these key financial metrics, which really sets this new paradigm that we’re in, we’re very happy to see how those have really been shining stars, the accretion as part of this opportunity.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Mike, just add, we also obviously on an all-equity transaction, really 2 things there. We wanted Lynn and the shareholders to benefit from what we think is a fantastic outlook in the future company. And then the second part of that is the balance sheet. Just making sure in today’s world that we maintain our focus on what we think is an incredibly strong balance sheet.

Michael Dugan Kelly - Seaport Global Securities LLC, Research Division - MD and Head of Exploration & Production Research

Got it. Good color. Appreciate it. Just final one from me. How should we think about the Permian’s role now in the combined entity?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes, Mike. We very are much thankful for our Delaware position. It’s in core Reeves County. It’s oily. Our teams have done a wonderful job over the last several quarters improving our drilling and completion costs and times there, optimization of the fracs, a lot of work as far as optimization to of our landing zones and intervals there. And very pleased with the results that we’re achieving. And so we see over a decade of inventory life there of value enhancing new growth from that basin. So very much like it. We will continue to look for opportunities that are close in there by that could make sense for the company. But at the same time, our focus is on this opportunity, this combination and all the integration work that we have in front of us. So that’s going to be the focus is, ensuring we do our smooth transition here, taking the time to do a wonderful job with this.

Operator

And the next question comes from Betty Jiang of Crédit Suisse.

Wei Jiang - Crédit Suisse AG, Research Division - Research Analyst

Congrats on the deal. I have a question on marketing. SRC had a higher oil differential than PDC legacy differential. So I was wondering if there is any synergies in the marketing side where PDC can market volumes more cost-effectively?

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Yes, this is Lance. We have a slight premium as far as the oil differential out of the Wattenberg. And I think marketing teams have been really proactive PDC just securing a good solid long-term oil deals out of the basin and that’s why we’re enjoying slightly improved differential out of the basin. We also are very thankful that SRC just recently secured a long-term oil deal also out of the basin that’s going to be competitive, but what we have is a stand-alone. Together, yes, we definitely feel like. Our marketing teams are going to be able to find additional opportunities to continue to deliver crude oil at a competitive price to not only Oklahoma but also down the Gulf Coast. So we look forward to working in on ways that we can improve the netback of the combined oil company going forward.

Wei Jiang - Crédit Suisse AG, Research Division - Research Analyst

And then as a follow-up just on the use of the free cash flow. In the lower price environment, would you prioritize debt reduction over share buyback and or would they still be fairly evenly spread between the 2?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

I would say that we still want to return capital to shareholders. Part of this is the stock volatility. I know there’s been questions on dividends in the past. And I think right now where we sit with this volatility in the market we made that a priority for the future not for right now. We still think returning shareholders — capital to shareholders is very important. We will obviously continue to look at our balance sheet and make sure it’s strong. We can pay down debt. We have a lot of flexibility here with a 2-year program with $400 million. So I’m not going to commit to any cadence except for to expect us at the end of the 2 years to have a balance of both of them. And I think the way the market plays and the conditions will dictate which one takes a front seat earlier and which one takes a backseat earlier as we go through this. We just really think that with the combined company we have the opportunity to do both. And so we’ll watch how the market plays and we will deliver on both of these things in the near future.

Wei Jiang - Crédit Suisse AG, Research Division - Research Analyst

Great. One last one, if I may, On the 2020 production profile, would it be fair to assume that DJ growth that’s fairly back-end weighted given the next DCP plan extension comes mid-year next year?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

I would say, yes, it is backend weighted for that reason and also don’t forget our completion cadence in the Wattenberg in the fourth quarter we’re still taking the fourth quarter basically off. We’re not changing our 2019 capital. So naturally when we are on a stand-alone basis, we had a first quarter decline any way. So PDC as a stand-alone was going to have that ramp evenly throughout the year. Go ahead Scott

Scott J. Reasoner - PDC Energy, Inc. - Senior VP & COO

Yes. The other side of that is the SRC team has recently begun fracking, again, and with that comes some — I would say, some smoothing out of that effort as we merge the 2 companies together. So we will see a little — I guess, we would see a fairly substantial dip of where this will smooth that out and I appreciate that whole effort having that the frac crew running is going to help us with that. So that’s a real positive.

Operator

And our next question comes from Joe Allman of Baird.

Joseph David Allman - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

In the press release you mentioned spacing. So this is a 3-part question. Number one, what are the spacing differences between PDC and SRC, both from a horizontal perspective and vertical perspective. That’s important as well. Number two, what technical data do you have that might caused you to move to SRC spacing? And then three, what the inventory been yours if you did not go down to SRC spacing?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Well, I’ll start out on this, and I think Lance will probably add to it. When we talk about spacing, there’s a lot that goes into this and we’ve done quite a bit of work over to the side of things and the SRC team has done a substantial amount of work on the Western side where their acreage position is. So that the actual spacing can vary early substantially based on that information. When we look at our well count over on the East side we’re talking 16, 20 wells depending on how developed really the well is. But the over there is not as well developed on the East side. And so when we look to the West, we’re going to be looking at their greater detail because they spent quite a bit of time doing a lot of testing. And we see that also it depends on how gassy you are and how developed that is because they’ve also had some successes as we expected we would as we develop that area particularly and adding locations horizontal wells in there. So it really — I guess what I’m throwing at you is there’s a lot that goes into those numbers. The numbers vary depending on how you complete the wells as well. And I think that’s another thing when you look at some of our other peers out there and changes. So all of this will be taken into consideration as we move forward and we will be figuring out as we move to that even the Plains Area, but more important the Prairie area in the PDC acreage what the implications are for some of the testing that SRC has done. And I think it really presents opportunity for the future. We have been fairly conservative in our approach to those locations. And I would say it’s something that we are hopeful that we will be able to expand that into the future.

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Yes, Joe. We continue to assess the spacing across the different areas of field and as part of at this analysis we get a bit of deep dive inside of the North area of SRC’s acreage and the oilier area where you anticipate that time of spacing to be successful. And based upon some work that we have seen them from levels that they have drilled and the projected performance, yes, they are generating good good solid returns at tighter spacing densities than what we had in our year-end 2018 inventory count. So as Scott said, we got a lot of work in front of us. There’s a lot of good things we want to look at for tighter spacing across the entire basin. We will look at all that different GOR areas, the geology, the development of the Codell, the development of the Niobrara A and put all of those things together. We will continue to assess that. But from our perspective, we look at this is an upside opportunity for the company as we continue to work on this and incorporate the good test that SRC has performed on and incorporate that into the pro forma company.

Joseph David Allman - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

That’s helpful, Lance. And just like past of the question is just that if we remain status quo what would the inventory be?

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Let’s see. That’s something that we’ll assess later towards the end of this year, but we had 920 locations in Wattenberg for PDC at the end of 2018. If we just stay this status quo for PDC alone, we would subtract off of that 920 about 126 wells that we are drilling in 2019. The year-end — the count that we would look at based upon spacing that is consistent with ours would be approximately in that 1,600 location inventory count. But I think what’s really important here is that we are seeing good success with this additional spacing, and so we want to make sure that we’re testing this and looking at this and seeing how we can incorporate it throughout all of the basin and our acreage as well.

Joseph David Allman - Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

That’s helpful. And another question that may not be related SRC’s wells less productive than PDC wells by meaningful amount. And I wonder is that acreage quality, is it the infrastructure constraints at SRC maybe experiencing greater than PDC, is it drilling technique, completion technique or is it actually a spacing issue?

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

I would say it’s less of our spacing issue at this point. I would say a bigger factor of that because we’re all very much living with this. At the same time, at this point is the line pressure they are faced with. And there are differences in the rock quality, but I can’t speak to the specific performance on the different wells in the play. But it depends a lot on GOR. Obviously, the higher the GOR the stronger the wells are on the BOE basis. But I would say the biggest factor that we both out there is line pressure.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

And Joe, from a very high level when you look at total results for the combined acreage block, you’re going to find the area where we have been active really the last 3 to 4 years and we plan to be active there in the next year. That is some of the better reserves in the basin. You’re going to see things get gassier as you go through the southwestern portion, which we call the plains or the southern part of the SRC acreage. And then — but the reserves will be phenomenal, okay. And the gas synergies, it’s a little deeper, it’s a little harder, complements those total reserves. But again, you’ve got lower oil in that area. And then as you go through the northern part, our Prairie area or the northern portion of SRC, you’re going to see reserves come down a little bit, but the oil cut comes up. It gets cooler, a little more shallow. And — but at the end of the day, all of it is delivering terrific economics right now. And as Scott said, you’ll see that Niobrara A really emerge as you move west in the field.

Operator

And our next question comes from Jeffrey Lambujon of Tudor, Pickering, Holt.

Jeoffrey Restituto Lambujon - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Exploration and Production Research

My first question is just a follow-up on longer-term of opportunities from a portfolio composition standpoint. Should we view the Wattenberg is good to go out in terms of size and scale in the region or do you see similar opportunities in that basin from here as the context more Delaware related in terms of the potential added asset base?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Let’s just say we’re pretty full in Wattenberg right now. So we’re content. As I said earlier, our focus and what we want to market to fully understand we’re going to be dedicated working with Lynn and his team and integrating these assets effectively. We’re really dedicating next year to that effort. After that, obviously, we will continue to look at strategic options. Lance, why don’t I flip it over to you on this talk about.

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Yes. From our perspective, it’s so important for us to be extremely successful in the integration of this wonderful combination of the 2 companies and how that is a key focus for us going forward. And we’re going to be aligned with that and our integration teams are already planning and working on that as a top priority. We have well over a decade of inventory in the Wattenberg where we sit today. And again, with the increased density and spacing in certain areas of the field, we believe that number will go up and so the reserve life will increase as well on existing acreage. So we got a lot to do just on this combined acreage position of these 2 companies. Once we get past the place where we feel like we have successfully integrated and we have a good outlook for all the operating and reservoir team, yes, we will continue to look at ways and areas to increase our position in the core area of the Wattenberg Field in ways that it’s value accretive to the combined entities. So that’s something we will do. It’s a little further out into the future. But first things first and doing a great job successful integrating this combination.

Jeoffrey Restituto Lambujon - Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Exploration and Production Research

Appreciate that. And then on the flip side in light of the pro forma inventory commentary on the DJ. If you see the market is appropriately Permian basin at this time. Is there point you may consider divesting that and using those proceeds for further balance sheet improvement and incremental shareholder returns?

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

We really like the balance that both these basins bring. We’re basically a county company, Weld County, Colorado, Reese County, Texas. Reese County has a tremendous amount of oil in place. It’s overpressured. It’s got at thick hydrocarbon column. We are just starting to hit our stride on efficiencies there. So we’ve got a lot of growth and efficiencies there. So we’re very much still committed to the Delaware Basin and the opportunity to what it can deliver for the company. So we like the balance of being in 2 basins. I think these 2 are the right basins for PDC.

Operator

And our next question comes from J. Spencer of Stifel.

Unidentified Analyst

Recognizing this might be little details about the SRC bonds, and also recognizing you guys have the pro forma balance sheet strength to take those out should you choose to do so. But in your view, what do you believe the COC, the change of control hinges on? Is that you touched on earlier, is it a share count just prior to the merger of closing, share count after? If you could just elaborate on...

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes, it’s the share count of the holders on the record date, which obviously have not been established. But then you have to go all the way look through the financial down to the individual groups within the funds. So taking a look at that, at June 30 there is significant overlap. But knowing what happens between June 30 and our record date is impossible to predict. So we’re just going to have to wait. The good news is either way we are very comfortable living with those bonds. They have a great price to them. And if the change of control is triggered and they’re to us, we have ample liquidity. So we’re very comfortable either way it turns out.

Unidentified Analyst

Okay. So if I get this right, if a fund own shares of both companies, at this moment or at the record date, it’s just hard to tell right now still be 50% of the legacy SRC holders that own the combined company or how should we think about that when you talk about bond?

Operator

And our next question comes from Michael McAllister of MUFG Securities.

Michael James McAllister - MUFG Securities Americas Inc., Research Division - Research Analyst

Can you talk about the DUC inventory and where — which area they are broken out? Or can you broke out the DUC inventory for the end of the year and what you plan on being most active in for 2020?

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

So — this is Lance. So a DUC inventory, while I don’t have the exact count across all the combined positions of the company here again we project to have about 220 DUCs in inventory. It will be concentrated a lot in our area because that’s been the active areas that we have been drilling and then also be in the areas that SRC has been active drilling over the last year or so. So that’s the key areas that we’re located in. And then as we talked about, will to pull that down in 2020 as the year 2020 we’ll have about 125 DUCs at that point in time. So we’ll be going through a good bit of our DUC inventory as well as drilling new wells at the 3 rig pace.

Michael James McAllister - MUFG Securities Americas Inc., Research Division - Research Analyst

And SRC’s drilling activity in 2019 looks as it I would consider now West, is that fair?

Lance A. Lauck - PDC Energy, Inc. - EVP of Corporate Development & Strategy

Yes. We think — in general, that’s a lot of where they have been in drilling in that area. So it’s kind of that central area.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes. Going that central area on the acreage on the map.

Operator

And our next question comes from Greg Brody of Bank of America.

Unidentified Analyst

Congrats on the. Couple of questions. It’s more for the rating agencies. Seems like by next year you might be in certain size that would definitely help you rating trajectory and maybe even I’m curious what’s your view is on the diversity element and in terms of do you need more diversification to achieve that and then what feedback you got from the agencies with respect to this deal?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Well, over the last couple of years we have had great relationship with the rating agencies. They have been very positive. All of our discussions have been very positive. The one thing that they did like was they did like the diversification in the Delaware. And one of the things that was holding us back was ultimately our production level. I think it we’ll take a material step forward with the rating agencies on that. However, clearly there’s an increase in concentration which goes into the calculation. So I can’t speculate on what they will individually do. However, I do think with they will see the combination as a stronger company, and we do look forward to having conversations to eventually over time moving our ratings up.

Unidentified Analyst

Got it. And then the structure of this deal. I think what you have implied is that the 2 companies are merging together with the parent company and there is no subsidiary that’s merging into SRCI? And where I’m going with this is I’m trying to figure out if SRCI will be carried with the PDC meaning that the guarantees I don’t know are you able to answer that question at this point in time?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

I would say, at this time, let’s defer that question. I think we’re — there’s lots of moving parts, but when we look at these bonds, we’re the way this transaction was structured is a direct merger. So part of that is through and we can live with the bonds as I said before, or we can live without the points. They have a great rate and — but we also have ample liquidity should they be put to us in a change of control.

Unidentified Analyst

Got it. But if it’s a direct merger, wouldn’t you naturally then be just assuming all that debt would become equal, right, it’s all obligations come together?

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes.

Operator

And ladies and gentlemen, this does conclude our question-and-answer session.

I would now like to turn the call over to Bart Brookman for closing remarks.

Barton R. Brookman - PDC Energy, Inc. - CEO, President & Director

Yes. Thank you, Sonja, and thank you to everybody for joining the call today. Again, we’re incredibly excited about this combination. Again, thank you to Lynn and his team. This has been a long couple of months and in the end, it is going to be incredibly productive and positive for all our shareholders. So again, thank you. Our last commitment is, we will be, over the next several weeks, extensively on the road and visiting with a lot of you about this combination. So we look forward to those face-to-face visits. Thank you, Sonja.

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Additional Information and Where to Find it

This document does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PDC and SRC. In connection with the proposed transaction, PDC intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of PDC and SRC that also constitutes a prospectus of PDC. Each of PDC and SRC also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Each of SRC and PDC will send the definitive joint proxy statement/prospectus, when available, to its respective security holders seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PDC AND SRC ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE MATERIALS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PDC, SRC AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about PDC and SRC, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PDC will be available free of charge on PDC’s website at http://investor.pdce.com/sec-filings or by contacting PDC’s Senior Director of Investor Relations by email at michael.edwards@pdce.com, or by phone at 303-860-5820. Copies of the documents filed with the SEC by SRC will be available free of charge on SRC’s website at https://ir.srcenergy.com/investor-relations or by contacting SRC’s Investor Relations Manager by email at jrichardson@srcenergy.com, or by phone at 720-616-4308.

Certain Information Concerning Participants

PDC, SRC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PDC is set forth in PDC’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 17, 2019. Information about the directors and executive officers of SRC is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on March 28, 2019. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from PDC or SRC using the contact information indicated above.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, that address activities that PDC or SRC assumes, plans, expects, believes, intends or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. The forward-looking statements are based on PDC’s or SRC’s management’s current beliefs and assumptions, based on currently available information, as to the outcome and timing of future events, including this proposed transaction. These forward-looking statements involve certain risks and uncertainties that could cause the results to differ materially from those expected, expressed or implied by the management of PDC or SRC. These include the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of PDC may not approve the proposed transaction or the issuance of new shares of common stock in the proposed transaction or that shareholders of SRC may not approve the proposed transaction, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of PDC’s securities or SRC’s securities, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of PDC and SRC to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that the combined company may not operate as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or that it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond PDC’s or SRC’s control, including those detailed in PDC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on its website at http://investor.pdce.com/sec-filings and on the SEC’s website at http://www.sec.gov, and those detailed in SRC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on SRC’s website at https://ir.srcenergy.com/investor-relations and on the SEC’s website at http://www.sec.gov.

All forward-looking statements are based on assumptions that PDC or SRC believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and PDC and SRC undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.